SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

JAYHAWK ENERGY, INC.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

472100106

(CUSIP Number)

c/o Tyler B. Wilson

412 N. Main Street, Ste. 100

Buffalo, WY 82834

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 20, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 472100106

1	NAMES OF REPORTING PERSONS Valiant Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Wyoming, United States of America
	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   24,583,418(1)(2)

(1) 23,583,418 of the shares beneficially owned are in the form of warrants that unavailable for exercise until such time as the Issuer increases its authorized capital, because the Issuer has insufficient authorized capital to honor an exercise of said warrants.

(2) 1,000,000 of the shares beneficially owned are in the form of a convertible note that cannot be converted until such time as the Issuer increases its authorized capital, because the Issuer currently has insufficient authorized capital to honor the conversion of said convertible note.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X] ( See Footnote 1 & 2 in Box 11)
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.3%

 (1) Based on 199,875,629 shares of Issuer's Common Stock issued and outstanding as of February 19, 2016 as reported on the Issuer's Form 10-K/A filed on 2/22/2016.

14	TYPE OF REPORTING PERSON OO

CUSIP No. 472100106

1	NAMES OF REPORTING PERSONS Tyler B. Wilson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   24,583,418(1)(2)

(1) 23,583,418 of the shares beneficially owned are in the form of warrants that unavailable for exercise until such time as the Issuer increases its authorized capital, because the Issuer has insufficient authorized capital to honor an exercise of said warrants.

(2) 1,000,000 of the shares beneficially owned are in the form of a convertible note that cannot be converted until such time as the Issuer increases its authorized capital, because the Issuer currently has insufficient authorized capital to honor the conversion of said convertible note.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X] ( See Footnote 1 & 2 in Box 11)
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.3%

 (1) Based on 199,875,629 shares of Issuer's Common Stock issued and outstanding as of February 19, 2016 as reported on the Issuer's Form 10-K/A filed on 2/22/2016.

14	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer.

This Schedule 13D relates to shares of Common Stock, par value $0.001 per share (the "Shares"), of JayHawk Energy, Inc., a Nevada corporation (the “Issuer”). The principal office of the Issuer is located at 1348 S. Grand Blvd., Suite 2, Box 348, Spokane, WA 99202.

Item 2. Identity and Background.

a.

The Reporting Person filing this statement is Valiant Capital, LLC, and Tyler B. Wilson (collectively, the “Reporting Persons”). The agreement among the Reporting Persons to make this single, joint filing is annexed hereto as Exhibit A (the “Joint Filing Agreement”).

b.

The address of the principal business office of the Reporting Persons is 412 N. Main Street, Ste. 100, Buffalo, WY 82834.

c.

The principal business of the Reporting Persons is that of a holding company. The Managing Member of Valiant Capital, LLC is Tyler B. Wilson, and as such he may be deemed to beneficially own the Common Stock of the Issuer held by Valiant Capital, LLC. Mr. Wilson disclaims beneficial ownership of the shares of the Issuer held by Valiant Capital, LLC.

d. - e.

During the last five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.

Citizenship:

Valiant Capital, LLC is a Wyoming limited liability company

Tyler B. Wilson is a citizen of the United States of America

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in or incorporated by reference in Items 4 and 5 of this statement is incorporated by reference in its entirety into this Item 3.

No Common Stock was purchased by the Reporting Persons in connection with the Transactions giving rise to the filing of this Schedule 13D and thus no funds were used by any of the Reporting Persons for such purpose.

Item 4. Purpose of Transaction.

The Transactions that triggered the filing of this Schedule 13D were an assignment of a Common Stock Purchase Warrant and the issuance of a Convertible Promissory Note (“Transaction Documents”). Therefore, as a result of the Transaction Documents, Valiant Capital, LLC was deemed to own in excess of 5.00% of the Issuer’s issued and outstanding Common Stock by virtue of the conversion and exercise features located in the Transaction Documents.

On September 20, 2016, Valiant Capital, LLC was assigned a Common Stock Purchase Warrant originally issued by the Issuer on October 8, 2015, pursuant to an assignment a form of which is attached hereto as Exhibit B, in a transaction not involving a public offering and pursuant to an exemption from registration found in Section 4(a)(2) of the Securities Act of 1933. For more information regarding the Common Stock Purchase Warrant, please refer to the Issuer’s Current Reports on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on October 1, 2015.

On September 20, 2016, Valiant Capital, LLC was issued a Convertible Promissory Note by the Issuer, a form of which is attached hereto as Exhibit C, in a transaction not involving a public offering and pursuant to an exemption from registration found in Section 4(a)(2) of the Securities Act of 1933.

Subject to ongoing evaluation, except as disclosed in the Issuer's Periodic Reports filed with the SEC and as set forth above, the Reporting Persons currently do not have any plans or proposals that relate to or would result in any matters listed in Items 4(a)-(j) of Schedule 13D.  However, in the future, the Issuer's Board of Directors could take corporate action resulting in one or more of the actions specified in Items 4(a)-(j) of Schedule 13D, including:

(a)  The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; however, the reporting person may exercise vested common stock options in the future;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)  A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board;

(e)  Any material change in the present capitalization or dividend policy of the Issuer;

(f)  Any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)  Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)  Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)  A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

(j)  Any action similar to any of those enumerated above.

The Reporting Persons, subject to and depending upon availability of prices it deems favorable, may purchase additional shares of common stock of the Issuer from time to time from the Issuer in the open market or in privately negotiated transactions with third parties. Further, while it is not the present intention of the Reporting Persons to do so, they reserve the right to dispose of the shares of common stock held by it in the open market or in privately negotiated transactions with third parties or otherwise, depending upon market conditions and other factors.

Item 5. Interest in Securities of the Issuer.

(a) The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Schedule 13D.

(b) The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Schedule 13D.

(c) Except as disclosed herein, none of the Reporting Persons or their affiliates has effected any other transactions in the securities of the Issuer during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 2 through 5 is incorporated by reference into this Item 6. Except as described in Item 3 above, to the knowledge of Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies between Reporting Person and any other person, with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement (filed herewith).

Exhibit B – Form of Warrant Assignment (filed herewith).

Exhibit C – Form of Convertible Promissory Note (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, it is certified that the information set forth in this statement is true, complete and correct.

Dated: September 23, 2016

/s/ Tyler B. Wilson

__________________________

Valiant Capital, LLC

By: Tyler B. Wilson

Its: Managing Member

Tyler B. Wilson

__________________________

Tyler B. Wilson, Individually